SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                       REEVES TELECOM LIMITED PARTNERSHIP
                            (Name of Subject Company)

 MPF-NY 2005, LLC; SCM SPECIAL FUND, LLC; MPF FLAGSHIP FUND 10, LLC; MPF DEWAAY
            PREMIER FUND 3, LLC; AND MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $905,781                                               $96.92

 * For purposes of calculating the filing fee only. Assumes the purchase of 1,811,562 Units at a purchase price equal to $0.50 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $96.92
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: April 26, 2006

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of April 26, 2006, as amended May 30, 2006, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2006, LLC; SCM Special Fund, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 3, LLC (collectively the "Purchasers") to purchase all Units of limited partnership interest (the "Units") in Reeves Telecom Limited Partnership (the "Partnership"), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $0.50 per Unit, less the amount of any distributions declared or made with respect to the Units between April 26, 2006 (the "Offer Date") and June 16, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 26, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer is also being amended to remove SCM Special Fund, LLC as a Purchaser; the other Purchasers will receive a pro rata allocation of Units tendered that would have been allocated to SCM Special Fund, LLC. The remaining Purchasers still have more than enough capital to consummate the Offer.


Item 12. Exhibits.

(a)(1) Offer to Purchase dated April 26, 2006*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated April 26, 2006*

(a)(4) Form of Letter to Unit holders dated May 30, 2006**

(a)(5) Form of Press Release**

(a)(6) Form of Press Release

(b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 26, 2006

** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on May 30, 2006


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 15, 2006

MPF-NY 2005, LLC; SCM Special Fund, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 3, LLC

By:      /s/ Chip Patterson
         -----------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         -----------------------------
         Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX


Exhibit  Description

(a)(1) Offer to Purchase dated April 26, 2006*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated April 26, 2006*

(a)(4) Form of Letter to Unit holders dated May 30, 2006**

(a)(5) Form of Press Release**

(a)(6) Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 26, 2006

** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on May 30, 2006